November 6, 2006

VIA FAX (202)772-9202
AND EDGAR

Effie Simpson
Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re: M Power Entertainment, Inc. (the “Company”)
Form 8-K filed on October 11, 2006
File No. 0-22057

Dear Ms. Simpson:

We are in receipt of your comment letter dated October 16, 2006 regarding the above referenced filing. As requested in your letter, we provide a response to the question raised by staff. For convenience, the matter is listed below, followed by the Company’s response.

Exhibit 16:

Please file the required letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

We have filed the required accounting letter with our Amendment No. 1 to Form 8-K.

The Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

M POWER ENTERTAINMENT, INC.

By: _/s/ Gary F. Kimmons ___________________
GARY F. KIMMONS
President Chief Executive Officer